Exhibit (a)(1)(iii)

THIS LETTER IS BEING SENT TO YOU BECAUSE YOU TENDERED COMMON SHARES

OF BENEFICIAL INTEREST IN THE FUND, OR A PORTION THEREOF.

Date

Dear Shareholder:

BlackRock Alpha Strategies Fund (the “Fund”) has received and accepted for repurchase (subject to any proration in the event the tender offer was oversubscribed) your tender of common shares of beneficial interest (“Shares”), or portion thereof, in the Fund.

Because you have requested to tender and the Fund has accepted (subject to any proration in the event the tender offer was oversubscribed) your tender request of all or a portion of your Shares of the Fund, you will receive payment for your tendered and repurchased Shares based on the estimated unaudited net asset value of those Shares as of June 30, 2026 (the “Valuation Date”). In the event that the tender offer was oversubscribed, the payment amount will be reduced in accordance with the terms of the tender offer to reflect your proportional share of the aggregate tender offer amounts payable by the Fund.

Payment in respect of your Shares accepted for repurchase is expected to be made in two installments: an “Initial Payment” equal to approximately 90% of the estimated unaudited net asset value of the repurchased Shares determined as of the Valuation Date, and a “Contingent Payment.”

Your Initial Payment will be deposited into your account of record, or wired to the account that you designated in your Letter of Transmittal, no later than August 4, 2026, unless the Valuation Date has changed, or if the Fund has requested withdrawals of its capital from any Portfolio Funds in order to fund the repurchase of Shares, within 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds. Your Contingent Payment will generally be paid to you within 120 days of the Valuation Date. You will remain a shareholder of the Fund after the Valuation Date with respect to any Shares of the Fund that you did not tender (and, in the event the tender offer was oversubscribed, with respect to the portion of your Shares that are not repurchased by the Fund).

Your Contingent Payment is expected to be in an amount equal to the excess of (a) the net asset value of the Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon any corrections to the Fund’s net asset value as of the Valuation Date) over (b) the Initial Payment.

Notwithstanding the foregoing, if you tendered only a portion, but not all, of your Shares, payment in respect of your Shares accepted for repurchase is expected to be made, in full, in a single installment within 35 days after the Valuation Date, as described in the offer to purchase for the tender offer.

Investors who invested in the Fund through a financial intermediary should contact their financial intermediary directly.

Sincerely,

BlackRock Alpha Strategies Fund